EXHIBIT 99(c)

FOR IMMEDIATE RELEASE:  17 JULY, 1996


                        MEDCROSS, INC. ANNOUNCES COMMENCEMENT OF
                                    PRIVATE PLACEMENT


St. Petersburg, Florida - Medcross, Inc. (NASDAQ: ILNK) announced today that it has commenced a Private Placement of up to 240,000 share of its Class C Convertible Cumulative Redeemable Preferred Stock, $10 par value, at $60 per share. The offering is being conducted on a "best efforts, minimum-maximum" basis as to an aggregate of $4.8 and $14.4 million, respectively.

Funds from the Private Placement are earmarked for furthering operations of its subsidiary, I-Link Worldwide, Inc. including payment of short-term debt, key licensing fees, network operations, and general working capital purposes.

The securities reffered to herein have not been nor will they be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under or exemption from the registration provisions of the Securities Act of 1933.

Medcross, Inc. through its subsidiary I-Link Worldwide, Inc., is in the business of delivering business communications services via the emerging worldwide data communications networks (which includes the Internet). In addition, Medcross, Inc. is an owner and operator of medical diagnostic and therapeutic facilities and equipment including MRI, kidney lithotripsy, and ultrasound. Medcross is a joint venture partner with China National Equipment and Supplies Import and Export Shenyang Corporation which exports medical equipment to China.

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Contact:     Henry Toh
             813-521-1793
       99(c)1